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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12b-25

                                                Commission File Number ________

                          NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-KSB    |_| Form 11-K    |_| Form 20F    |_| Form 10-Q

|_|   Form N-SAR

                  For Period Ended: September 30, 1996

|_|   Transition Report on Form 10-K      |_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F      |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

                  For the Transition Period Ended: ____________________________

                  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Diplomat Corporation

Former name if applicable

Address of principal executive office (Street and number)
25 Key Fries Drive

City, state and zip code Stony Point, New York 10980

                                    PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


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|X|      (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11- K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         The Company is unable to file its form 10-KSB within the prescribed period due to the restructuring of management which has occurred since the period covered by the report. Among the changes since the Company filed its last 10-QSB are the resignation of the Company's President and Chief Executive officer. In addition, the Company retained new outside counsel shortly before the period ended. Collectively, these changes have made the preparation and documentation of the 10-KSB, as well as the gathering of necessary information, extremely difficult and cumbersome. However, the Company fully expects to be able to file within the additional time allowed by this filing.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Wesley C. Fredericks, Jr.                             (212) 752-9700
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        (Name)                                 (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           |X|  Yes     |_|  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           |X|   Yes    |_|  No


         In the period covered by this 10-KSB, the Company had total revenues of $19,222,801 and a net loss of $7,224,900 compared to $11,301,314 and
720,878, respectively for the period covered by the prior 10-KSB. The Company is reporting significantly increased revenues, costs of goods sold and selling, general and administrative expenses due to the acquisition of Biobottoms, Inc. The acquisition

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agreement was previously filed as an exhibit to the Company's 10-KSB for the year ended December 31, 1995. Reflected in that loss are approximately $1,740,000 in restructuring expenses due to the elimination of certain product and distribution lines. Details of the restructuring were disclosed in an 8K filing on November 26, 1996.

                              Diplomat Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 10, 1997                By /s/ Jonathan Rosenberg
     ---------------------------         --------------------------------------
                                          Jonathan Rosenberg
                                          President and Chief Executive Officer

                  Instruction. the form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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